BANDWIDTH INC.
900 Main Campus Drive
Raleigh, NC 27606
January 31, 2019
VIA EDGAR CORRESPONDENCE
The Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Barbara C. Jacobs, Assistant Director

Re:	Bandwidth Inc. Registration Statement on Form S-3 (File No. 333-228939)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bandwidth Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 4:00 p.m. U.S. Eastern Time on Monday, February 4, 2019 or as soon thereafter as practicable.
In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BANDWIDTH INC.

By:	/s/ David A. Morken
Name: David A. Morken
Title: Co-Founder, Chief Executive Officer and Chairman

cc:	John C. Murdock, Bandwidth Inc.
Jeff Hoffman, Bandwidth Inc.
W. Christopher Matton, Bandwidth Inc.
Michael Benjamin, Latham & Watkins LLP
John Chory, Latham & Watkins LLP
Shagufa Hossain, Latham & Watkins LLP
Matthew Crispino, Esq., Securities and Exchange Commission